Exhibit 18
Preferability Letter from Independent Registered Public Accounting Firm
March 4, 2010
Pennichuck Corporation
25 Manchester Street
Merrimack, New Hampshire 03054
Dear Sirs/Madams:
As stated in Note 1 to the consolidated financial statements of Pennichuck Corporation (the “Company) for the year ended December 31, 2009, the Company changed its method of accounting for cash equivalents and states that the newly adopted accounting principle is preferable in the circumstances because money market funds are now utilized interchangeably with cash to meet ongoing cash demands. In connection with our audit of the above mentioned consolidated financial statements, we have evaluated the circumstances and the business judgment and planning which formulated your basis to make the change in accounting principle.
With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our audit, we concur in management’s judgment that the newly adopted accounting principle described in Note 1 is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find to be unreasonable.
Very truly yours,
/s/ ParenteBeard LLC
Reading, Pennsylvania